Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP SECURES EUROPEAN PATENT FOR EFTILAGIMOD ALPHA

IN COMBINATION WITH THERAPEUTIC ANTIBODIES FOR TREATING CANCER

SYDNEY, AUSTRALIA – November 29, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of patent number 2601961 entitled “Compositions comprising LAG-3 and therapeutic antibodies and their uses in treating cancer” by the European Patent Office.

This European patent was filed as a divisional application, and follows the grant of the parent application and another divisional application in Europe in 2013 and 2017, respectively.

The claims of this new patent are geared toward the use of Immutep’s lead product candidate eftilagimod alpha (“efti” or “IMP321”) in combination with a therapeutic antibody, such as rituximab, cetuximab, or trastuzumab, that kills tumor cells through antibody dependent cell-mediated cytotoxicity (ADCC) for the treatment of cancer. According to the claims, efti elicits a monocyte-mediated immune response, therefore enhancing ADCC, and is administered before, with, or subsequent to administration of the therapeutic antibody.

The new patent points to the broad potential of efti as an immunostimulant and provides patent protection in Europe for an additional range of combination therapies.

The patent expiry date is 3 October 2028.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of Efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information, please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com